SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Cypress Bioscience, Inc.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  2 232674 101
                                  ------------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
                         -------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 30, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [X]

Check the following box if a fee is being paid with this Statement:  [  ]

                                  SCHEDULE 13D
CUSIP No. 2 232674 101                                        Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          8,064,135
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        8,064,135
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         8,064,135
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 2 232674 101                                        Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          2,410,000
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,410,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,410,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 2 232674 101                                        Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Aries Trust
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,654,135
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        5,654,135
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         5,654,135
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 2 232674 101                                        Page 5 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          8,064,135
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        8,064,135
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         8,064,135
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Cypress Bioscience, Inc. (the "Issuer")
                  4350 Executive Drive, Suite 325
                  San Diego, CA 92121
                  (619) 452-2323

Item 2.  Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

         (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respec tive officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
--------

/1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

     Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 28, 1995, Aries Domestic used its general funds to effect the purchase of 166,667 shares of the Issuer for an approximate aggregate purchase price of $235,000.47 and the Aries Trust used its general funds to effect the purchase of 166,667 shares of the Issuer for an approximate aggregate purchase price of $235,000.47.

On January 18, 1996 Aries Domestic used its general funds to effect the purchase of 500,000 Shares of the Issuer for an approximate aggregate purchase price of $705,000 and the Aries Trust used its general funds to effect the purchase of 500,000 Shares of the Issuer for an approximate aggregate purchase price of $705,000.

On January 25, 1996 Aries Domestic used its general funds to effect the purchase of 200,000 Shares of the Issuer for an approximate aggregate purchase price of $282,000 and the Aries Trust used its general funds to effect the purchase of 200,000 Shares of the Issuer for an approximate aggregate purchase price of $282,000.

On September 26, 1996, in a private placement of the Issuer's securities, Aries Domestic used its general funds to effect an additional purchase of 75,000 newly issued shares and warrants to purchase 37,500 Shares of the Issuer directly from the Issuer for an approximate purchase price of $150,000 and Aries Trust used its general funds to effect an additional purchase of 175,000 newly issued shares and warrants to purchase 87,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $350,000.

On November 19, 1996, in a private transaction, the Aries Trust acquired 350,000 Shares from Aries Domestic for an approximate aggregate purchase price of $667,436.

On September 30, 1997, in a private placement of the Issuer's securities, Aries Domestic used its general funds to purchase 440,000 Shares of the Issuer for $1.50 per share and an approximate aggregate purchase cost of $660,000 and the Aries Trust used its general funds to purchase 893,334 Shares of the Issuer in the Private Placement for an approximate aggregate purchase cost equal to $1,340,001.

On September 16, 1998, in a private placement of the Issuer's securities, Aries Domestic used its general funds to purchase 173,333 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer for an approximate aggregate purchase cost of $259,999. Each share of Preferred Stock is initially convertible into one share of common stock at an initial conversion price equal to $1.50 per share. In the same private placement of the Issuer's securities, Aries Trust used its general funds to purchase 493,334 shares of Preferred Stock of the Issuer for an approximate aggregate purchase cost of $740,001. Each share of Preferred Stock is initially convertible into one share of common stock at an initial conversion price equal to $1.50 per share.

Aries Domestic has used its general funds to acquire through the open market 1,167,500 Shares of the Issuer for an approximate aggregate purchase price of $2,766,534.19 and the Aries Trust has used its general funds to acquire through the open market 2,788,300 Shares of the Issuer for an approximate aggregate purchase price of $6,709,231.13.

Item 4.  Purpose of Transaction.

     The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

     Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

     Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of November 9, 1998, Dr. Rosenwald and Paramount Capital, through acquisi tion of the shares by the Aries Trust and Aries Domestic, beneficially owned 8,064,135 shares or 20.3% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                Amount Owned
                                ------------
           Aries Domestic                     2,410,000 Shares
           Aries Trust                        5,654,135 Shares

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

     (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to this filing:

          Date                        Amount            Price
          ----                        ------            -----
          09/10/98                     2,600            1.563
          09/10/98                     2,600            1.531
          09/10/98                     2,600            1.563
          09/30/98                    15,600            2.836
          10/02/98                     5,200            2.794
          10/07/98                     4,900            2.550
          10/08/98                     2,800            2.481
          10/09/98                     6,500            2.667
          10/12/98                     2,600            2.608
          10/13/98                     2,600            2.622
          10/14/98                     3,900            2.681
          10/15/98                     2,600            2.760

          10/16/98                     5,900            2.803
          10/20/98                     2,600            2.854
          10/28/98                     2,600            2.909
          10/30/98                    10,400            3.029
          10/30/98                    18,200            3.086
          11/03/98                     3,900            2.896
          11/04/98                     1,300            2.875
          11/05/98                     5,200            2.818
          11/06/98                     9,100            2.818
          11/06/98                     3,500            2.750
          11/09/98                     2,600            2.656

          The following purchases were made by Aries Trust in the open market in the sixty days prior to the date of this filing:

          Date                        Amount            Price
          ----                        ------            -----
          09/10/98                     7,400            1.531
          09/10/98                     7,400            1.563
          09/28/98                    30,000            2.531
          09/29/98                    30,000            2.640
          09/30/98                    44,400            2.836
          10/02/98                    14,800            2.794
          10/07/98                    14,000            2.550
          10/08/98                     8,300            2.481
          10/09/98                    18,500            2.667
          10/12/98                     7,400            2.608
          10/13/98                     7,400            2.622
          10/14/98                    11,100            2.681
          10/15/98                     7,400            2.760
          10/16/98                    14,800            2.803
          10/20/98                     7,400            2.854
          10/28/98                     7,400            2.909
          10/30/98                    29,600            3.029
          10/30/98                    51,800            3.086
          11/03/98                    11,100            2.896
          11/04/98                     3,700            2.875
          11/05/98                    14,800            2.818
          11/06/98                    25,900            2.818
          11/06/98                    10,000            2.750
          11/09/98                     7,400            2.656

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

          (d) & (e)         Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of  executive  officers  and  directors  of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List  of  executive  officers  and  directors  of  Aries  Trust  and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   November 9, 1998
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND
                                   By  Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   November 9, 1998
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                    THE ARIES TRUST
                                    By Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   November 9, 1998
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman


Dated:   November 9, 1998
         New York, NY               By  /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC., INC.

Dated:   November 9, 1998
         New York, NY            By /s/ Lindsay A. Rosenwald. M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 ARIES DOMESTIC FUND, L.P.
                                 By Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:   November 9, 1998
         New York, NY            By /s/ Lindsay A. Rosenwald M.D.
                                    -----------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 THE ARIES TRUST
                                 By Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:   November 9, 1998
         New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman

Dated:   November 9, 1998
         New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                  OR EMPLOYMENT
         ----                                  -------------

Lindsay A. Rosenwald, M.D.       Chairman of the Board of Paramount Capital
                                 Asset Management, Inc., Paramount Capital
                                 Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.             President of Paramount Capital Asset
                                 Management, Inc., Paramount Capital
                                 Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                Director of Paramount Capital Asset
                                 Management, Inc., Senior Managing Director,
                                 Paramount Capital, Inc.

Dr. Yuichi Iwaki                 Director of Paramount Capital Asset
                                 Management, Inc., Professor, University of
                                 Southern California School of Medicine


Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

     The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                              PRINCIPAL OCCUPATION
         NAME                                     OR EMPLOYMENT
         ----                                     -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                PRINCIPAL OCCUPATION
         NAME                                      OR EMPLOYMENT
         ----                                      -------------

Paramount Capital Asset Management, Inc.         Investment Manager

MeesPierson (Cayman) Limited                     Trustee

         Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.


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